UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be included in statements filed pursuant

to Section 240.13d-1(b), (c), and (d) and amendments thereto filed pursuant to Section 240.13d-2

Under the Securities Exchange Act of 1934

Solar3D, Inc.

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(Name of Issuer)

Common Stock, $0.001 par value

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(Title of Class of Securities)

83417A 100

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(CUSIP Number)

July 21, 2015

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(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[__]   Rule 13d-1(b)

[ X ]  Rule 13d-1(c)

[__]   Rule 13d-1(d)

SCHEDULE 13G

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Page 2 of 4    Pages

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1          NAME OF REPORTING PERSONS:

Cumorah Capital, Inc., a Nevada corporation

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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                             (a) [   ]

                 (b) [   ]

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3          SEC USE ONLY

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4          CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

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5 SOLE VOTING POWER

Number of	870,614
Shares
Beneficially	6 SHARED VOTING POWER
owned by
Each	0
Reporting
Person	7 SOLE DISPOSITIVE POWER
with
870,614

8 SHARED DISPOSITIVE POWER

0

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9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

870,614 shares of common stock

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10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                                                                                            [  ]

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11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

4.92% Common Stock

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12         TYPE OF REPORTING PERSON       OO

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Page 3 of 4 Pages

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Item 1(a).  Name of Issuer:

Solar3D, Inc., a Delaware corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:

26 West Mission Ave., Suite 8, Santa Barbara, CA 93101

Item 2(a).  Name of Person Filing:

Cumorah Capital, Inc, a Nevada corporation

Item 2(b).  Address of Principal Office, or if None Residence:

3225 McLeod Drive, Suite 100, Las Vegas, Nevada 89121

Item 2(c).  Citizenship:

United States of America

Item 2(d).  Title of Class of Securities:

Common stock

Item 2(e).  CUSIP Number:

83417A 100

Item 3.      If this statement is filed pursuant to Sections 240.13d-1(b) OR 240.13d-2(b) or (c), check whether the person filing is a:

None.

Item 4.      Ownership.

(a)    Amount beneficially owned:             870,674

(b)    Percent of class:                        4.92%

(c)    Number of shares as to which the person has:

        (i)      Sole power to vote or direct the vote:            870,674

        (ii)      Shares power to vote or to direct the vote:    0

        (iii)      Sole power to dispose or to direct the disposition of:         870,674

        (iv)      Shared power to dispose or to direct the disposition of:     0

Item 5.      Ownership or Five Percent of Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ X].

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Page 4 of 4 Pages

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Item 6.      Ownership of More Than Five Percent on Behalf of Another Person.

N/A

Item 7.      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8.      Identification and Classification of Members of the Group.

N/A

Item 9.      Notice of Dissolution of Group.

N/A

Item 10.    Certifications.

By signing below I certify, that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under Section 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 28, 2015

/s/ William E. Beifuss, Jr.

William E. Beifuss, Jr., President